UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Healthcare Trust of America, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

42225P501

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42225P501

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) (ENTITIES ONLY): APG Asset Management US Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,615,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,615,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,615,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%*
12	TYPE OF REPORTING PERSON CO, IA

*

Based on 220,838,102 shares of Common Stock outstanding as of October 28, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 5, 2021.

CUSIP No. 42225P501

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) (ENTITIES ONLY): APG Asset Management, N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of the Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,615,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,615,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,615,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%*
12	TYPE OF REPORTING PERSON CO

*

Based on 220,838,102 shares of Common Stock outstanding as of October 28, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 5, 2021.

CUSIP No. 42225P501

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) (ENTITIES ONLY): APG Groep, N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of the Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,615,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,615,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,615,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%*
12	TYPE OF REPORTING PERSON CO

*

Based on 220,838,102 shares of Common Stock outstanding as of October 28, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 5, 2021.

CUSIP No. 42225P501

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (VOLUNTARY) (ENTITIES ONLY): Stichting Pensioenfonds ABP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of the Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,615,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,615,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,615,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%*
12	TYPE OF REPORTING PERSON EP

*

Based on 220,838,102 shares of Common Stock outstanding as of October 28, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021 filed with the Securities and Exchange Commission on November 5, 2021.

CUSIP No. 42225P501

SCHEDULE 13G

ITEM 1(a) -	NAME OF ISSUER: Healthcare Trust of America, Inc.

ITEM 1(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 16435 N. Scottsdale Road, Suite 320, Scottsdale, AZ 85254

ITEM 2(a) -	NAME OF PERSON FILING: (1) APG Asset Management US Inc. (2) APG Asset Management, N.V. (3) APG Groep, N.V. (4) Stichting Pensioenfonds ABP

The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1.

ITEM 2(b) -	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

(1) 666 3rd Ave., 2nd Floor, New York, NY 10017 (2) Gustav Mahlerplein 3, 1082 MS Amsterdam (3) Oude Lindestraat 70, Postbus 6401, Heerlen, Netherlands (4) PO Box 4806, 6401 JL Heerlen, Netherlands

ITEM 2(c) -

CITIZENSHIP:

(1) Delaware, United States of America (a Delaware corporation)

(2) Kingdom of the Netherlands (a Dutch corporation)

(3) Kingdom of the Netherlands (a Dutch corporation)

(4) Kingdom of the Netherlands (a Dutch pension plan)

ITEM 2(d) -	TITLE OF CLASS OF SECURITIES: Common Stock, $0.01 par value

ITEM 2(e) -	CUSIP NUMBER: 42225P501

CUSIP No. 42225P501

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with §13d-1(b)(1)(ii)(E). (with respect to APG Asset Management US, Inc.)
(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F). (with respect to Stichting Pensioenfonds ABP)
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

ITEM 4 -	OWNERSHIP: The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.

APG Asset Management, N.V. (“APG NL”) is wholly-owned by APG Groep, N.V. (“APG Groep”) and is the investment manager with respect to the securities to which this statement relates. Pursuant to an Investment Management Agreement, APG NL has delegated its investment and voting power with respect to such securities to APG Asset Management US, Inc. (“APG US”), which is its wholly-owned subsidiary. Stichting Pensioenfonds ABP is the majority owner of APG Groep. By virtue of the relationships described above, each of the Reporting Persons may be deemed to share beneficial ownership of the securities to which this statement relates and may be deemed to be a member of a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended). However, each Reporting Person disclaims membership in any such group, and further, each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

CUSIP No. 42225P501

ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10 -	CERTIFICATION:

By signing below the undersigned certify that, to the best of the undersigned’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 42225P501

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2022

APG ASSET MANAGEMENT US, INC.

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

APG ASSET MANAGEMENT, N.V.

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

APG GROEP, N.V.

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

STICHTING PENSIOENFONDS ABP

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

CUSIP No. 42225P501

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: January 19, 2022

APG ASSET MANAGEMENT US, INC.

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

APG ASSET MANAGEMENT, N.V.

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

APG GROEP, N.V.

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer

STICHTING PENSIOENFONDS ABP

By:	/s/ Evan Gordon
Name:	Evan Gordon
Title:	Chief Compliance Officer